ICTS INTERNATIONAL, N.V.
                                  Biesbosch 225
                         JC Amstelveen, The Netherlands

                                                                  April 16, 2009

Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance/AD2
100 F Street, NE
Washington D.C. 20549 - 3561

                         Re:     ICTS International N.V.
                                 Item 4.01 Form 6-K
                                 Filed:  January 8, 2009
                                 File No:  000-28542

Dear Ms. Meadows:

      This is to acknowledge that:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Sincerely,

                                                 /s/ Avraham Dan

                                                 Avraham Dan, Managing Director